BEST AVAILABLE COPY

02 MAY 17 AM 10:30

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

- USA –

April 30, 2002

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

SUPPL

02034209

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the English translation of the counter motions and of the invitation to our Annual General Meeting on June 6, 2002.

If you have any questions or comments please call the undersigned

at 0049 201 12 15031 (Mr. Ingo Alphéus)
or 0049 201 12 15152 (Dr. Telkamp).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

RWE
Aktiengesellschaft

- Dr. Telkamp -

- Markow-

5/20

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

Vorsitzender des Aufsichtsrates:
Dr. h.c. Friedel Neuber

Vorstand:
Dr. Dietmar Kuhnt (Vorsitzender)
Dr. Richard R. Klein
Dr. Gert Maichel
Manfred Remmel
Dr. Klaus Sturany
Jan Zilius

Sitz der Gesellschaft: Essen
Eingetragen beim Amtsgericht Essen
Handelsregister-Nr. HRB 14 525

RWE
One Group.
Multi Utilities.

Gegenanträge

zur Hauptversammlung
am Donnerstag, dem 6. Juni 2002


Wasser
Strom
Gas
Abfall und Recycling

RWE Aktiengesellschaft, Essen

RWE Aktiengesellschaft
Essen

Gegenanträge zur Hauptversammlung

Gegenanträge

Zu unserer ordentlichen Hauptversammlung am 6. Juni 2002 in Essen haben Aktionäre Gegenanträge angekündigt, die wir gemäß § 125 AktG nachstehend wiedergeben:

1. Gegenantrag des Herrn Konrad Prosse, 50126 Bergheim, vom 17.04.2002

Zu Tagesordnungspunkt 2: Ich beantrage eine Kürzung der Bruttodividende um 1 %, und bitte die Aktionäre diesem Antrag zuzustimmen!

Zweckbestimmung:
Einzahlung in einen Zwangsarbeiterfonds, aus dem ausschließlich deutsche Zwangsarbeiter entschädigt werden. Da Deutsche vom Zwangsarbeiterfonds der Bundesregierung und der deutschen Wirtschaft ausgeschlossen sind, fordere ich die Bundesregierung auf, sich mit einem gleich hohen Entschädigungsbetrag, wie den für ausländische Zwangsarbeiter, an einem Fonds für deutsche Zwangsarbeiter zu beteiligen. Ebenso muss es die Aufgabe der Bundesregierung sein, die Staaten, in denen deutsche Zwangsarbeiter jahrelang unter unmenschlichsten Bedingungen oftmals bis zum Tode ausgebeutet wurden, aufzufordern, sich im Rahmen einer Gleichbehandlung, an den Zahlungen in oben genannten Fonds zu beteiligen. Damit durch einseitige Entschädigung kein neues Unrecht an deutschen Zwangsarbeitern begangen wird!

2. Gegenantrag des Herrn Dr. Ludwig Lindner, 45770 Marl, vom 18.04.2002

Zu Tagesordnungspunkt 2: „Dividendenkürzung zugunsten von Aufklärungskampagnen in den Medien, dass Kernenergie sicher und auch zukünftig notwendig ist, weil Wind- und Sonnenstrom kein Ersatz sind."

Begründung:
Deutschlands 19 Kernkraftwerke erzeugen 33 % des benötigten Stromes. Bis 2020 müssen in der EU neue und Ersatzkraftwerke mit der Leistung von 300 Kernkraftwerken in Betrieb genommen werden. Manche Bürger glauben der Propaganda, dass dies mit Wind- und Sonnenenergie möglich ist. Aber ohne Kernenergie und Kohle, die 80 % des deutschen Stroms liefern, geht es nicht, zumal Nordsee-Erdgas begrenzt ist. Deutschland braucht Kernkraftwerks-Laufzeiten von 60 Jahren wie in den USA. (www.buerger-fuer-technik.de).

3. Gegenantrag des Herrn Alfred Andresen, 25853 Ahrenshöft, vom 19.04.2002

Zu Tagesordnungspunkt 3: Als Aktionär beantrage ich, dem Vorstand am 06.06.02 bei der Aktionärsversammlung des RWE-Konzerns, die Entlastung nicht zu erteilen. RWE-Norddeutschland plant am Rande des Nationalpark Wattenmeer eine MVA. Durch das ungeschickte Verhalten der Geschäftsleitung Norddeutschland entstand ein erheblicher Imageschaden für den Konzern.
Aus folgenden Gründen:

- Mangelndes Abwärmekonzept
- Mangelnde Akzeptanz der Bevölkerung
- Mangelnde Akzeptanz in der Landespolitik
- Zur Person des Dr. Peter-Uwe Conrad

In Mecklenburg-Vorpommern ist Dr. Conrad in Verbindung mit der Deponie Schönberg unglücklich aufgefallen. Aus diesen Gründen würden dem Konzern und den Aktionären wirtschaftliche Nachteile entstehen.
Alfred Andresen beantragt keine MVA in Nordfriesland.

4. Gegenanträge des Herrn Norbert Zingraf, 50170 Kerpen, vom 19.04./22.04.2002

Zu TOP 3
- Gegen eine Entlastung des Vorstands zu stimmen -

Begründung:
Der rigorose Abbau von Personal und Ausbildungskapazität bei RWE Rheinbraun als Kern des Kostensenkungsprogramms geht entweder risikoreich an die Substanz oder beweist einen jahrzehntelangen, für uns alle kostspieligen, außergewöhnlichen Personalüberhang, der jeden volkseigenen Betrieb der ehem. DDR in den Schatten gestellt hätte. Mit Synergien und Systemmodernisierungen ist das nicht mehr erklärbar. - Es gibt auch Erklärungsbedarf bei den RWE Rheinbraun Betriebsergebnissen, nämlich zwischen Presseerklärungen zu roten Zahlen im November und den jetzt vorliegenden Geschäftsberichten.

Zu TOP 4
- Gegen eine Entlastung des Aufsichtsrats zu stimmen -

Begründung:
Die Strategie des bedingungslosen Setzens auf die z.Z. noch immer nicht konkurrenzfähige Braunkohleverstromung als Standbein ist angesichts der Erkenntnisse des Risikomanagements unverantwortlich. - Die Verschlechterung politischer Rahmenbedingungen durch KWK-Nachfolgegesetze, Regulierung der Strom- und Gasnetze, Emissionshandel, EU-weite CO 2 - Steuern sind erkannt, jedoch sind Investitionsschwerpunkte bei Forschung & Entwicklung in Zukunftstechnologien nicht erkennbar. Hauptkonkurrenten wie die französische EDF und GDF sind da weiter.

Zu TOP 5
- Wahl des Abschlussprüfers für 2002 -

Antrag: Dem vorgeschlagenen Abschlussprüfer KPMG wird nicht zugestimmt!

Begründung:
Bei der 102. Hauptversammlung am 23.11.2000 hatte ich bereits auf die öffentliche Kritik gegenüber der KPMG im Zusammenhang mit der Holzmann AG hingewiesen und eine „Vorstellung vor der Abstimmung" beantragt. - Das ist unterblieben. - Jetzt lesen wir in der Wirtschaftspresse, dass die KPMG nach dem Fall FlowTex erneut in einen gravierenden Bilanzskandal verwickelt ist, nämlich im Zusammenhang mit dem COMROAD Bilanzschwindel. Der RWE Konzern sollte sich für 2002 zumindest einen zweiten Abschlussprüfer bestätigen lassen und sich ab dem kommenden Geschäftsjahr gänzlich von der KPMG verabschieden.

5. Gegenanträge des Herrn Eduard Bernhard, 63801 Kleinostheim, vom 22.04.2002

Zu TOP 2 / Verwendung des Bilanzgewinns

Statt Ausschüttung einer Dividende von 1,00 € je Stückaktie, Kürzung um 0,25 Cent, so dass 0,75 Cent Dividende gezahlt werden. Der Kürzungsbetrag sollte verwandt werden zum massiven Einstieg in die Fertigung/Produktion von alternativen Energien u. Energie-Spar-Techniken wie Wind, Sonne (Fotovoltaik), Biomasse, Methangase sowie Kraft-Wärme-Kopplung mit bis zu 80 % Energie-Ausbeute. Dies wird durch das EEG/Gesetz für den Vorrang Erneuerbarer-Energien - finanziell besonders gefördert und damit könnte auch eine erhebliche Anzahl neuer Arbeitsplätze geschaffen werden. Lt. Bundesumweltministerium sind durch den Bau von Windkraftwerken in den letzten Jahren mit ca. 9000 Megawatt ca. 70000 neue Arbeitsplätze geschaffen worden.

Zu TOP 3 / Entlastung des Vorstandes

Nichtentlastung wegen:
- Weiterbetrieb von Atomkraftwerken trotz Atomkatastrophe Tschernobyl (der 16. Jahrestag war 26.4.02) mit über 100000 Toten u. ca. 250000 Strahlenopfern, Fast-Katastrophe Harrisburg (USA), fehlendem Atommüll-Endlager und verstärkten Katastrophen-Gefahren nach Flugzeuganschlag v. 11.9.01 in USA.

mangelnder Informationen:
- über jahrzehntelange Asbestverseuchungen von Kraftwerksmitarbeitern in über 20 Kraftwerken z.T. mit Todesfällen. Angeblich sollte hierzu ein Untersuchungs-/Vorsorgeprogramm stattfinden speziell über Langzeit-Auswirkungen / Lt. Der SPIEGEL v. 30.7.01
- zum Spenden/Bestechung/Korruptionsfall „Müllverbrennungs-Anlagen in NRW" 50 % Beteiligungsfirma Trienekens. Was ermittelten RWE-Wirtschaftsprüfer?
- über Zeitpunkt/Abbruch/Kosten des AKW-Mülheim-Kärlich u. Brennelementefabrik NUKEM, Hanau
- über evtl. Atomstrom-Fremdkäufe
- über fehlende RWE-Bemühungen für Überflugverbot AKW-Biblis wegen geplanter Frankfurter Flughafenerweiterung.

Zu TOP 4 / Entlastung des Aufsichtsrates

Beantragt wird Nichtentlastung wegen:
- mangelnder Kontrolle der Aktivitäten des Vorstandes z.B.
- Unterzeichnung des AKW-Energie-Konsens Abkommens mit Laufzeiten bis ca. 2017 anstatt Sofort-Ausstieg und somit Aufrechterhaltung der Gefahr einer jederzeit möglichen Atomkatastrophe, speziell in „störfallsüchtigen" AKW-Biblis A + B
- fehlender Informationen:
- über Stand der Forderungen von Zwangsarbeitern sowie bereits erfolgter Entschädigungszahlungen
- Umfang u. Art der von ehemaliger NUKEM-Tochter

(Hauptgesellschafter RWE, Degussa) Trans-Nuklear, Hanau verursachten Atommüll-Mengen, die nach „Bearbeitung" bei der CEN/SCK in Mol (Belgien) vorschriftswidrig mit belgischem Atommüll vermischt wurden; sowie derzeitigem Lagerungsort u. vorgesehenem Endlager
- über Globalisierungs-Kritiken z.B. von Attac
- über evtl. Schadensersatzversicherung für Vorstandsmitglieder.

6. Gegenanträge des Dachverband der Kritischen Aktionärinnen und Aktionäre e.V., 50737 Köln, vom 23.04.2002

Zum Tagesordnungspunkt 3 (Vorstandsentlastung):

„Den Mitgliedern des Vorstands im Geschäftsjahr 2001 wird die Entlastung für diesen Zeitraum verweigert."

Zum Tagesordnungspunkt 4 (Aufsichtsratsentlastung):

„Den Mitgliedern des Aufsichtsrats im Geschäftsjahr 2001 wird die Entlastung für diesen Zeitraum verweigert."

Gemeinsame Begründung beider Anträge:

„Mit der geplanten Einführung der Brennstoffzellentechnologie streben Vorstand und Aufsichtsrat nur ein Teilziel der Energiewende an, denn auch sie beruht auf fossilem Brennstoff. Einen konsequenten Umstieg auf erneuerbare Energiequellen lässt die RWE-Führung jedoch vermissen.

Durch ihr Beharren auf dem Weiterbetrieb von Atomkraftwerken gefährdet sie Leben und Gesundheit von Millionen Menschen, trägt zur radioaktiven Verseuchung durch Uranerzbergbau bei und vermehrt den Atommüllberg, für den weiterhin kein Endlagerkonzept existiert.

Viele Anteilseigner haben diesem Geschäftsgebaren bereits in der Vergangenheit widersprochen und die Stimmrechte ihrer Aktien übertragen an den Dachverband der Kritischen Aktionärinnen und Aktionäre, Telefon 0221-5995647, www.kritischeaktionaere.de."

Stellungnahme des Vorstands:

Die von den Antragstellern vorgetragenen Einwendungen sind in weiten Teilen bereits in früheren Hauptversammlungen eingehend behandelt worden. Wir vermögen uns ihnen auch jetzt nicht anzuschließen.

Unser Engagement in der Stiftungsinitiative der deutschen Wirtschaft ist eine humanitäre Aktion zur Entschädigung von Zwangsarbeitern und anderen Opfern des Nationalsozialismus, mit der gleichzeitig Rechtssicherheit erreicht wird. Die von Herrn Prosse vorgeschlagene Regelung verfolgt andere Ziele, für die wir keinen Rahmen sehen.

Die friedliche Nutzung der Kernenergie bietet unverändert ökonomische und ökologische Vorteile. Wir vertreten diese Auffassung auch öffentlich und unterstreichen dabei die Notwendigkeit eines energiepolitisch vernünftigen Energiemixes. Ein weitergehendes finanzielles Engagement für Öffentlichkeitsarbeit zu diesem Thema, wie von Herrn Dr. Lindner gefordert, erscheint uns vor diesem Hintergrund nicht angezeigt.

RWE Umwelt Norddeutschland hat in einem Ausschreibungsverfahren den Zuschlag für die Behandlung von Siedlungsabfällen im Kreis Nordfriesland ab dem 1. Juni 2005 erhalten. Dies schließt die Errichtung und den Betrieb einer thermischen Restabfallbehandlungsanlage ein. In dem behördlichen Genehmigungsverfahren werden das Vorhaben und die weiteren Bedingungen für Errichtung und Betrieb der Anlage festgelegt. Müllverbrennungsanlagen bilden einen wichtigen Bestandteil unseres Entsorgungskonzepts.

Braunkohle nimmt in der Grundlaststromerzeugung eine führende Wettbewerbsposition ein. Sie trägt dazu bei, Markt- und Preisrisiken zu mindern. Bei Wahrung der Betriebssicherheit ist ihre Wirtschaftlichkeit dank der Kostensenkungsmaßnahmen gesichert. Um sie auch in Zukunft zu erhalten, fordern wir verlässliche Rahmenbedingungen auf nationaler und europäischer Ebene.

RWE investiert seit vielen Jahren in zukunftsweisende Technologien; die Brennstoffzelle ist nur ein Beispiel dafür. Die zum Konzern gehörende Harpen AG entwickelt sich zu einem führenden Unternehmen für die Nutzung regenerativer Energieträger. Die Sicherheitsstandards für den Betrieb kerntechnischer Anlagen und den Transport und die Lagerung radioaktiver Reststoffe sind in Deutschland anerkannt hoch. Für den Rückbau von Nukem-Anlagen wurden ausreichende Rückstellungen gebildet.

RWE-Unternehmen haben alle Vorschriften zum Schutz ihrer Mitarbeiter vor Asbesterkrankungen eingehalten und die erforderlichen Vorsorgemaßnahmen getroffen. Diese Anstrengungen werden in Abstimmung mit den zuständigen Berufsgenossenschaften fortgesetzt, um den Auswirkungen dieser große Teile der deutschen Industrie betreffenden Problematik in den kommenden Jahren adäquat begegnen zu können.

Die Sonderprüfung durch zwei unabhängige Wirtschaftsprüfungsgesellschaften bei der Trienekens AG dauert zur Zeit noch an.

Der Gegenantrag zur Wahl des Abschlussprüfers ist vor dem Hintergrund des Vorschlags des Aufsichtsrats, die PwC Deutsche Revision AG zum Abschlussprüfer zu wählen, nicht nachvollziehbar.

Wir halten alle Gegenanträge für unbegründet und werden in der Hauptversammlung ggf. zusätzlich Stellung nehmen.

Essen, 24. April 2002

RWE Aktiengesellschaft
Der Vorstand

RWE

One Group.
Multi Utilities.

RWE AG
Opernplatz 1
45128 Essen

T +49(0)201/12-00
F +49(0)201/12-1 51 99
I www.rwe.com



RWE
One Group.
Multi Utilities.

Einladung

zur Hauptversammlung
am Donnerstag, dem 6. Juni 2002


Wasser
Strom
Gas
Abfall und
Recycling

RWE Aktiengesellschaft
Essen

Wertpapier-Kennnummern: 703 712
703 714

International Securities Identification Numbers: DE 0007037129
DE 0007037145

Einladung zur Hauptversammlung

Sehr geehrte Damen und Herren Aktionäre,

am Donnerstag, dem 6. Juni 2002, 10.00 Uhr, findet in der Grugahalle in 45131 Essen, Norbertstraße 2, unsere ordentliche Hauptversammlung statt, zu der wir Sie einladen.

RWE Aktiengesellschaft, Essen

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses der RWE Aktiengesellschaft und des Konzernabschlusses zum 31. Dezember 2001, der Lageberichte der RWE Aktiengesellschaft und des Konzerns, des Vorschlags für die Verwendung des Bilanzgewinns und des Berichts des Aufsichtsrats für das Geschäftsjahr 2001 sowie Vorlage des Konzernabschlusses zum 30. Juni 2001, des Konzernlageberichts und des Berichts des Aufsichtsrats für das Geschäftsjahr 2000/01**

2. **Verwendung des Bilanzgewinns**

Vorstand und Aufsichtsrat schlagen vor, den Bilanzgewinn der RWE Aktiengesellschaft für das Geschäftsjahr 2001 wie folgt zu verwenden:

Ausschüttung einer Dividende von 1,00 € je Stückaktie auf das dividendenberechtigte Grundkapital von 1.439.756.800,00 €	= 562.405.000,00 €
Gewinnvortrag	= 2.521,11 €
Bilanzgewinn	= 562.407.521,11 €

Der an die Aktionäre auszuschüttende Betrag vermindert sich um den Teilbetrag, der auf die zum Zeitpunkt des Gewinnverwendungsbeschlusses im Besitz der Gesellschaft befindlichen eigenen Aktien, die gemäß § 71 b AktG nicht dividendenberechtigt sind, auszuschütten wäre. Der Gewinnvortrag erhöht sich um diesen Teilbetrag.

3. Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2001

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands im Geschäftsjahr 2001 Entlastung für diesen Zeitraum zu erteilen.

4. Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2001

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats im Geschäftsjahr 2001 Entlastung für diesen Zeitraum zu erteilen.

5. Wahl des Abschlussprüfers für das Geschäftsjahr 2002

Der Aufsichtsrat schlägt vor, die

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft,
Frankfurt am Main,
Zweigniederlassung Essen,

zum Abschlussprüfer für das Geschäftsjahr 2002 zu wählen.

6. Ermächtigung zum Erwerb eigener Aktien

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Die Gesellschaft wird ermächtigt, bis zum 5. Dezember 2003 Aktien der Gesellschaft, gleich welcher Gattung, im Umfang von bis zu 10 % des Grundkapitals der Gesellschaft zu erwerben. Soweit der Erwerb über die Börse erfolgt, darf der von der Gesellschaft gezahlte Erwerbspreis je Aktie (ohne Erwerbsnebenkosten) den arithmetischen Mittelwert der Schlussauktionspreise für Aktien der betreffenden Gattung im Xetra-Handel (oder in einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse während der letzten drei Börsentage vor dem Erwerb um nicht mehr als 10 % über- oder unterschreiten. Soweit der Erwerb durch ein öffentliches Kaufangebot erfolgt, darf der von der Gesellschaft angebotene und gezahlte Erwerbspreis je Aktie (ohne Erwerbsnebenkosten) den arithmetischen Mittelwert der Schlussauktionspreise für Aktien der betreffenden Gattung im Xetra-Handel (oder in einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse während der letzten drei Börsentage vor der Veröffentlichung des Angebots um nicht mehr als 20 % über- oder unterschreiten. Der Erwerbspreis je Vorzugsaktie (ohne Erwerbsnebenkosten) darf darüber hinaus höchstens 75 % des arithmetischen Mittelwerts der Schlussauktionspreise für Stammaktien im Xetra-Handel (oder in einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse während der letzten drei Börsentage vor dem Erwerb der Aktien (beim Erwerb über die Börse) oder vor der Veröffentlichung des Angebots (beim Erwerb durch ein öffentliches Kaufangebot) betragen.

b) Der Vorstand wird ermächtigt, gemäß lit. a) erworbene Aktien ohne weiteren Hauptversammlungsbeschluss einzuziehen.

c) Der Vorstand wird ferner ermächtigt, gemäß lit. a) erworbene Stammaktien (1) an ausländischen Börsen einzuführen, an denen sie bisher nicht zum Handel zugelassen sind, oder (2) an Dritte im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Anteilen an Unternehmen zu übertragen. In beiden Fällen ist das Bezugsrecht der Aktionäre ausgeschlossen. Der Preis, zu dem Aktien an ausländischen Börsen eingeführt werden oder zu dem sie im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Anteilen an Unternehmen übertragen werden, darf den arithmetischen Mittelwert der Schlussauktionspreise (ohne Erwerbsnebenkosten) für Aktien der betreffenden Gattung im Xetra-Handel (oder in einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse während der letzten drei Börsentage vor dem Tag der Einführung an der ausländischen Börse oder dem Tag der verbindlichen Vereinbarung mit dem Vertragspartner um nicht mehr als 5 % unterschreiten.

d) Alle vorstehenden Ermächtigungen können ganz oder teilweise, auch in mehreren Teilbeträgen, ausgeübt werden.

Bericht des Vorstands an die Hauptversammlung zu Tagesordnungspunkt 6

Der Hauptversammlung wird vorgeschlagen, die Gesellschaft zum Erwerb eigener Aktien aller Gattungen zu ermächtigen. Der Ermächtigungsbeschluss sieht vor, dass die Gesellschaft Vorzugsaktien nur zu einem Kurs erwerben darf, der mindestens 25 % unter dem relevanten Kurs der Stammaktien liegt. Diese Beschränkung geht auf die niedrigere Börsenbewertung der Vorzugsaktien gegenüber den Stammaktien zurück.

§ 71 Abs. 1 Nr. 8 Satz 4 AktG gestattet dem Vorstand, die auf Grund der Ermächtigung erworbenen eigenen Aktien über die Börse zu veräußern. Der Vorstand soll durch die Hauptversammlung ferner ermächtigt werden, eigene Aktien ohne weiteren Hauptversammlungsbeschluss einzuziehen.

Eigene Aktien sollen außerdem zur Einführung an ausländischen Börsen zur Verfügung stehen. Damit kann die Gesellschaft ggf. ihre Aktionärsbasis im Ausland erweitern. Die Gesellschaft steht im internationalen Wettbewerb und muss für ein internationales Anlegerpublikum interessant sein. Internationale Anleger lassen sich leichter gewinnen, wenn sie Investitionen an ihren Heimatbörsen tätigen können.

Die Gesellschaft soll darüber hinaus in die Lage versetzt werden, eigene Aktien als Gegenleistung bei Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Anteilen an Unternehmen anzubieten. Eigene Aktien sind als Akquisitionswährung ein wichtiges Instrument. Für die Gesellschaft können sie eine günstige Finanzierungsmöglichkeit darstellen. Von Veräußerern werden sie vielfach als Gegenleistung verlangt. Mit der entsprechenden Ermächtigung soll die Gesellschaft in die Lage versetzt werden, Akquisitionen, bei denen die Gegenleistung ganz oder teilweise in Aktien besteht,

schnell und flexibel durchführen zu können, insbesondere ohne die zeitlich häufig nicht mögliche Befassung der Hauptversammlung. Die Verwendung eigener Aktien für Akquisitionen hat für die Altaktionäre zudem den Vorteil, dass ihr Stimmrecht im Vergleich zu der Situation vor Erwerb der eigenen Aktien durch die Gesellschaft nicht verwässert wird. Zur Zeit gibt es keine konkreten Akquisitionsvorhaben, für die eigene Aktien verwendet werden sollen. Der Vorstand wird in der jeweils nächsten Hauptversammlung über die Ausnutzung dieser Ermächtigung berichten.

7. Änderung von § 15 Absatz (2) der Satzung

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

§ 15 Absatz (2) der Satzung wird – als Folgeänderung veranlasst durch das Gesetz zur Namensaktie und zur Erleichterung der Stimmrechtsausübung (NaStraG) – geändert und wie folgt neu gefasst:

„(2) Die Hinterlegung der Aktien hat spätestens am siebten Tag vor dem Tag der Hauptversammlung zu erfolgen. Fällt dieser Tag auf einen Sonnabend, einen Sonntag oder einen am Sitz der Gesellschaft staatlich anerkannten Feiertag, kann die Hinterlegung auch noch an dem nächstfolgenden Werktag erfolgen, wobei Sonnabende und am Sitz der Gesellschaft staatlich anerkannte Feiertage nicht als Werktage gelten."

8. Zustimmung zu dem Beherrschungs- und Gewinnabführungsvertrag zwischen der RWE Aktiengesellschaft und der RWE Com Geschäftsführungs-GmbH

Zwischen der RWE Aktiengesellschaft, Essen, und der RWE Com Geschäftsführungs-GmbH, Essen („RWE Com"), an der die RWE Aktiengesellschaft zu 100 % beteiligt ist, ist am 29. November 2001 ein Beherrschungs- und Gewinnabführungsvertrag abgeschlossen worden. Der Vertrag hat folgenden wesentlichen Inhalt:

a) RWE Com unterstellt die Leitung ihrer Gesellschaft der RWE Aktiengesellschaft. Die RWE Aktiengesellschaft ist demgemäß berechtigt, der Geschäftsführung von RWE Com hinsichtlich der Leitung der Gesellschaft Weisungen zu erteilen. RWE Com ist damit organisatorisch, finanziell und wirtschaftlich in die RWE Aktiengesellschaft eingegliedert.

b) RWE Com verpflichtet sich, ihren ganzen Gewinn an die RWE Aktiengesellschaft abzuführen. Abzuführen ist der ohne die Gewinnabführung entstehende Jahresüberschuss, vermindert um einen etwaigen Verlustvortrag aus dem Vorjahr und um den Betrag, der in die gesetzliche Rücklage einzustellen ist.

   RWE Com kann mit Zustimmung der RWE Aktiengesellschaft Beträge aus dem Jahresüberschuss in andere Gewinnrücklagen einstellen, sofern dies handelsrechtlich zulässig und bei vernünftiger kaufmännischer Beurteilung wirtschaftlich begründet ist. Während der Dauer des Vertrags gebildete freie Rücklagen sind auf Verlangen der RWE Aktiengesellschaft aufzulösen und zum Ausgleich eines Jahresfehlbetrags zu verwenden oder als Gewinn abzuführen. Die Abführung von Beträgen aus der Auflösung von freien Rücklagen, die vor Beginn des Vertrags gebildet wurden, ist ausgeschlossen.

c) Die RWE Aktiengesellschaft ist verpflichtet, jeden während der Vertragsdauer sonst entstehenden Jahresfehlbetrag auszugleichen, soweit dieser nicht dadurch ausgeglichen wird, dass den freien Rücklagen Beträge entnommen werden, die während der Vertragsdauer in sie eingestellt worden sind.

d) Der Vertrag wird mit Eintragung in das Handelsregister des Sitzes von RWE Com wirksam und gilt – mit Ausnahme des Weisungsrechts – rückwirkend für die Zeit ab dem 1. Januar 2001.

Vorstand und Aufsichtsrat schlagen vor, dem Beherrschungs- und Gewinnabführungsvertrag zwischen der RWE Aktiengesellschaft und der RWE Com Geschäftsführungs-GmbH vom 29. November 2001 zuzustimmen.

Von der Einberufung der Hauptversammlung an liegen in den Geschäftsräumen unserer Gesellschaft der vorgenannte Beherrschungs- und Gewinnabführungsvertrag, die Jahresabschlüsse und die Lageberichte der RWE Aktiengesellschaft (früher firmierend unter RWE Aktiengesellschaft für Beteiligungen bzw. RWE Gesellschaft für Beteiligungen mbH) für das Rumpfgeschäftsjahr vom 20. Dezember 1999 bis zum 30. Juni 2000, das Rumpfgeschäftsjahr vom 1. Juli 2000 bis zum 31. Dezember 2000 und das Geschäftsjahr 2001 sowie der RWE Com Geschäftsführungs-GmbH (früher firmierend unter BGI Beteiligungsgesellschaft für Informationstechnologieunternehmen mbH) für das Rumpfgeschäftsjahr vom 12. September 2000 bis 31. Dezember 2000 und das Geschäftsjahr 2001 sowie der gemeinsame Bericht des Vorstands der RWE Aktiengesellschaft und der Geschäftsführung der RWE Com Geschäftsführungs-GmbH über den Beherrschungs- und Gewinnabführungsvertrag aus. Diese Unterlagen werden auch in der Hauptversammlung zur Einsichtnahme durch die Aktionäre ausgelegt. Auf Verlangen wird jedem Aktionär unverzüglich und kostenlos eine Abschrift dieser Unterlagen, die auch im Internet (www.rwe.com) verfügbar sind, erteilt.

9. Zustimmung zum Verschmelzungsvertrag zwischen der Quarta-Vermögensverwaltungsgesellschaft mbH und der RWE Aktiengesellschaft

Die Geschäftsführer der Quarta-Vermögensverwaltungsgesellschaft mbH und der Vorstand der RWE Aktiengesellschaft haben den Entwurf eines Verschmelzungsvertrags aufgestellt. Danach überträgt die Quarta-Vermögensverwaltungsgesellschaft mbH ihr Vermögen als Ganzes mit allen Rechten und Pflichten unter Auflösung ohne Abwicklung gemäß § 2 Nr. 1 UmwG auf die RWE Aktiengesellschaft als übernehmende Gesellschaft (Verschmelzung durch Aufnahme). Die Verschmelzung und der Entwurf des Verschmelzungsvertrags werden im gemeinsamen Verschmelzungsbericht der Geschäftsführer der Quarta-Vermögensverwaltungsgesellschaft mbH und des Vorstands der RWE Aktiengesellschaft im Einzelnen erläutert und begründet. Durch eine Freistellungsvereinbarung zwischen den Gesellschaftern der Quarta-Vermögensverwaltungsgesellschaft mbH und der RWE Aktiengesellschaft ist sichergestellt, dass der RWE Aktiengesellschaft aus der Verschmelzung keine wirtschaftlichen Nachteile und Kosten entstehen.

Der Entwurf des Verschmelzungsvertrags hat den folgenden Wortlaut:

Verschmelzungsvertrag

zwischen

der Quarta-Vermögensverwaltungsgesellschaft mbH, München

– als übertragender Gesellschaft –

und

der RWE Aktiengesellschaft, Essen

– als übernehmender Gesellschaft –

Präambel

1. Die Quarta-Vermögensverwaltungsgesellschaft mbH („Quarta") mit Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HR B 77070, hält 57.000.470 Stück Stammaktien und damit rd. 10 % des Grundkapitals der RWE Aktiengesellschaft („RWE") mit Sitz in Essen, eingetragen im Handelsregister des Amtsgerichts Essen unter HR B 14525.

2. Das Stammkapital von Quarta beträgt DM 233.716.500. Hiervon halten derzeit

   - die ALLIANZ Lebensversicherungs-AG („Allianz Leben"), Stuttgart, einen stimmberechtigten Geschäftsanteil im Nennbetrag von DM 37.660.000 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 18.639.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 56.299.000 oder 24,09 % des Stammkapitals von Quarta;

   - die AZ-Quarta Beteiligungsgesellschaft mbH & Co. KG („AZ"), München, drei stimmberechtigte Geschäftsanteile im Nennbetrag von DM 32.400, DM 32.981.000 und DM 9.905.000 und zwei stimmrechtslose Geschäftsanteile im Nennbetrag von DM 18.967.000 und DM 15.445.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 77.330.400 oder 33,09 % des Stammkapitals von Quarta;

   - die DKV Deutsche Krankenversicherung AG („DKV"), Köln/Berlin, einen stimmberechtigten Geschäftsanteil im Nennbetrag von DM 5.750.000 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 18.250.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 24.000.000 oder 10,27 % des Stammkapitals von Quarta;

- die Hamburg-Mannheimer-Versicherungs-AG („Hamburg-Mannheimer"), Hamburg, einen stimmberechtigten Geschäftsanteil im Nennbetrag von DM 15.800.000 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 30.700.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 46.500.000 oder 19,89 % des Stammkapitals von Quarta;

- die Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München („Münchener Rück"), München, zwei stimmberechtigte Geschäftsanteile im Nennbetrag von DM 21.600 und DM 14.345.500 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 15.220.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 29.587.100 oder 12,66 % des Stammkapitals von Quarta.

3. Von Quarta sowie den Quarta-Gesellschaftern wurde der Wunsch geäußert, Quarta auf RWE zu verschmelzen. Der Quarta-Geschäftsanteil von AZ soll vor dem Wirksamwerden der Verschmelzung auf die ALLIANZ Versicherungs-AG („Allianz"), München, übergehen.

4. RWE ist bereit, dem Wunsch von Quarta und der Quarta-Gesellschafter nach Verschmelzung von Quarta auf RWE nachzukommen.

Dies vorausgeschickt, vereinbaren die Parteien was folgt:

§ 1
Vermögensübertragung

(1) Quarta überträgt ihr Vermögen als Ganzes mit allen Rechten und Pflichten unter Auflösung ohne Abwicklung nach § 2 Nr. 1 Umwandlungsgesetz („UmwG") auf RWE gegen Gewährung von RWE-Aktien (Verschmelzung durch Aufnahme).

(2) Der Verschmelzung wird die mit dem uneingeschränkten Bestätigungsvermerk der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, Zweigniederlassung München, versehene Bilanz von Quarta zum 14. Juni 2002 als Schlussbilanz zugrunde gelegt. Quarta wird die Schlussbilanz bis spätestens zum 20. Juni 2002 aufstellen und prüfen lassen.

(3) Die Übernahme des Vermögens von Quarta durch RWE erfolgt im Innenverhältnis mit Wirkung zum Ablauf des 14. Juni 2002. Vom Beginn des 15. Juni 2002 (Verschmelzungsstichtag) an gelten alle Handlungen und Geschäfte von Quarta als für Rechnung von RWE vorgenommen.

(4) RWE wird die in der Schlussbilanz von Quarta angesetzten Werte der übergehenden Aktiva und Passiva in ihrer Rechnungslegung fortführen (Buchwertfortführung).

§ 2
Gewährung von Anteilen

(1) Als Gegenleistung für die Übertragung des Vermögens von Quarta gewährt RWE den Gesellschaftern von Quarta kostenfrei sämtliche Aktien von RWE, die sich bei Wirksamwerden der Verschmelzung im Vermögen von Quarta befinden. Die Aktien werden den Gesellschaftern von Quarta unmittelbar (Direkterwerb) ohne Durchgangserwerb von RWE und in dem Verhältnis gewährt, in dem sie bei Wirksamwerden der Verschmelzung am Stammkapital von Quarta beteiligt sind.

(a) Von den 57.000.470 Stück RWE-Stammaktien, die sich bei Wirksamwerden der Verschmelzung im Vermögen von Quarta befinden, erhalten

(aa) Allianz Leben für ihre Quarta-Geschäftsanteile in Höhe von DM 56.299.000 Gesamtnennbetrag 13.730.607 Stück (gerundet von 13.730.607,21), d.h. 24,09 % der von Quarta gehaltenen RWE-Aktien;

(bb) AZ für ihre Quarta-Geschäftsanteile in Höhe von DM 77.330.400 Gesamtnennbetrag 18.859.897 Stück (gerundet von 18.859.897,12), d.h. 33,09 % der von Quarta gehaltenen RWE-Aktien;

(cc) DKV für ihre Quarta-Geschäftsanteile in Höhe von DM 24.000.000 Gesamtnennbetrag 5.853.294 Stück (gerundet von 5.853.293,54), d.h. 10,27 % der von Quarta gehaltenen RWE-Aktien;

(dd) Hamburg-Mannheimer für ihre Quarta-Geschäftsanteile in Höhe von DM 46.500.000 Gesamtnennbetrag 11.340.756 Stück (gerundet von 11.340.756,24), d.h. 19,89 % der von Quarta gehaltenen RWE-Aktien;

(ee) Münchener Rück für ihre Quarta-Geschäftsanteile in Höhe von DM 29.587.100 Gesamtnennbetrag 7.215.916 Stück (gerundet von 7.215.915,89), d.h. 12,66 % der von Quarta gehaltenen RWE-Aktien.

Sollten die Quarta-Geschäftsanteile von AZ vor dem Wirksamwerden der Verschmelzung auf Allianz übergegangen sein, erhält Allianz statt AZ die in (bb) bezeichneten 18.859.897 Stück RWE-Aktien.

(b) Die Quarta-Gesellschafter haben untereinander und – höchst vorsorglich – auch gegenüber RWE

(aa) auf den Ausgleich des DKV und Münchener Rück beim Umtausch der Geschäftsanteile von Quarta durch Rundungsdifferenzen entstehenden Vorteils sowie

(bb) auf die Bestimmung eines unterschiedlichen Umtauschverhältnisses für stimmberechtigte und stimmrechtslose Geschäftsanteile von Quarta

verzichtet.

(2) Die von RWE nach Absatz 1 zu gewährenden Aktien sind für die Geschäftsjahre von RWE ab dem 1. Januar 2002 gewinnberechtigt.

(3) Das Grundkapital von RWE wird zur Durchführung der Verschmelzung nicht erhöht. Den Gesellschaftern von Quarta werden als Gegenleistung gemäß § 2 Absatz 1 ausschließlich die im Zeitpunkt des Wirksamwerdens der Verschmelzung von Quarta gehaltenen RWE-Aktien gewährt, auf die der Ausgabebetrag voll geleistet ist (§ 68 Abs. 1 Satz 2 Nr. 2 UmwG).

(4) In der Gesellschafterversammlung von Quarta, die zum Zwecke der Zustimmung zum Verschmelzungsvertrag abgehalten wurde, haben sämtliche Gesellschafter von Quarta dem Verschmelzungsvertrag zugestimmt und auf ein Barabfindungsangebot verzichtet. Kein Gesellschafter hat Widerspruch gegen den Verschmelzungsbeschluss zur Niederschrift erklärt. Das Angebot einer Barabfindung gemäß § 29 UmwG ist daher nicht erforderlich.

(5) Soweit Versicherungsgesellschaften als Gesellschafter von Quarta ihre Quarta-Geschäftsanteile ihrem jeweiligen Deckungsstock oder Vermögensstock zugeführt haben, hat der jeweils bestellte Treuhänder nach § 70 VAG oder sein Stellvertreter vorsorglich seine Zustimmung zu der Verschmelzung erteilt.

§ 3
Besondere Rechte und Vorteile

(1) Abgesehen von den in Absatz 3 dargestellten Regelungen werden keine Rechte im Sinne von § 5 Abs. 1 Nr. 7 UmwG für einzelne Aktionäre oder für Inhaber besonderer Rechte gewährt. Es sind auch keine besonderen Maßnahmen im Sinne dieser Vorschrift für diese Personen vorgesehen.

(2) Es werden keine besonderen Vorteile im Sinne von § 5 Abs. 1 Nr. 8 UmwG für einen Geschäftsführer von Quarta, ein Vorstands- oder Aufsichtsratsmitglied von RWE oder einen Abschlussprüfer der beteiligten Gesellschaften oder für den Verschmelzungsprüfer gewährt.

(3) DKV und Münchener Rück werden beim Umtausch ihrer Quarta-Geschäftsanteile nach § 2 Absatz 1 aufgrund von Rundungsdifferenzen gegenüber den anderen Quarta-Gesellschaftern eine auf ganze Stücke aufgerundete Anzahl von RWE-Aktien erhalten. Infolge der Bestimmung eines identischen Umtauschverhältnisses für stimmberechtigte und stimmrechtslose Geschäftsanteile entsteht denjenigen Quarta-Gesellschaftern ein Vorteil, die überproportional stimmrechtslose Geschäftsanteile halten.

§ 4
Treuhänder

(1) Quarta bestellt die Commerzbank Aktiengesellschaft, Frankfurt am Main, Niederlassung München, als Treuhänder für den Empfang der nach § 2 Absatz 1 zu gewährenden RWE-Stammaktien.

(2) Quarta wird die Aktien dem Treuhänder vor Eintragung der Verschmelzung in das Handelsregister von Quarta übergeben. Quarta und RWE werden den

Treuhänder anweisen, die Aktien nach Eintragung der Verschmelzung in das Handelsregister von RWE den Gesellschaftern von Quarta nach Maßgabe von § 2 Absatz 1 auszuhändigen.

§ 5
Folgen der Verschmelzung für die Arbeitnehmer und ihre Vertretungen

(1) Quarta hat derzeit keine Arbeitnehmer und wird auch im Zeitpunkt des Wirksamwerdens der Verschmelzung keine Arbeitnehmer haben. Auch Versorgungsverpflichtungen von Quarta gegenüber ausgeschiedenen Arbeitnehmern (laufende Pensionen und unverfallbare Anwartschaften) bestehen nicht. Quarta hat keinen Betriebsrat und keinen Aufsichtsrat. Die Ämter der Geschäftsführer von Quarta und diesen Ämtern zugrunde liegende Vertragsverhältnisse enden mit dem Wirksamwerden der Verschmelzung.

(2) RWE hat einen Betriebsrat. Der Aufsichtsrat von RWE setzt sich nach den Vorschriften des Mitbestimmungsgesetzes vom 4. Mai 1976 aus zehn Vertretern der Aktionäre und der Arbeitnehmer zusammen. An dem Bestehen und der Zusammensetzung des Betriebsrats und des Aufsichtsrats wird sich durch die Verschmelzung nichts ändern. Die Verschmelzung hat keine Folgen für die Arbeitnehmer von RWE und ihre Vertretungen; es sind insoweit auch keine Maßnahmen vorgesehen.

§ 6
Kosten

(1) Die durch die Vorbereitung, den Abschluss und die Ausführung dieses Vertrags entstehenden Kosten – einschließlich der Beurkundungskosten, der Kosten des Treuhänders und des Verschmelzungsprüfers sowie der Gerichts- und Veröffentlichungskosten –

werden von Quarta getragen. In Höhe der zu erwartenden Kosten wird Quarta Rückstellungen in der Schlussbilanz zum 14. Juni 2002 bilden, denen ein entsprechendes Bankguthaben als Aktivposten gegenüberstehen wird. Sollten höhere Kosten entstehen, so werden diese durch die Gesellschafter von Quarta nach Maßgabe der notariellen Freistellungsvereinbarung vom 13. März 2002 (UR-Nr. 143/2002 des Notars Dr. Peter Ising, Essen) (deren Text diesem Verschmelzungsvertrag als Anlage 1 beigefügt ist) ausgeglichen, während ein etwaiger Überschuss RWE zukommt.

(2) Absatz 1 Satz 1 gilt sinngemäß auch, falls die Verschmelzung nicht wirksam werden sollte. Nicht von der Kostentragungsregelung des Absatzes 1 erfasst sind die Kosten für die über die Verschmelzung beschließende Hauptversammlung von RWE, die von RWE selbst getragen werden.

§ 7
Rücktrittsvorbehalt

(1) Jeder Vertragspartner kann von diesem Verschmelzungsvertrag mit sofortiger Wirkung zurücktreten und die von ihm gestellten Anträge zur Eintragung der Verschmelzung zum Handelsregister zurücknehmen, wenn die Zusammensetzung und/oder die Summe der Aktiva und Passiva in der Schlussbilanz von Quarta zum 14. Juni 2002 von der Zusammensetzung und/oder der Summe der Aktiva und Passiva in der diesem Vertrag als Anlage 2 beigefügten Plan-Schlussbilanz von Quarta zum 14. Juni 2002 wesentlich abweicht. Eine wesentliche Abweichung liegt unter anderem dann nicht vor, wenn die Bilanz von Quarta dadurch verlängert wird, dass sich Quarta an Kapitalerhöhungen von RWE beteiligt oder Quarta zinslose Gesellschafterdarlehen gewährt werden. Ein Rücktritt nach diesem § 7 Absatz 1 ist innerhalb von

zwei Wochen zu erklären, nachdem die testierte Schlussbilanz der Quarta gemäß § 1 Absatz 2 den Geschäftsführern von Quarta und dem Vorstand von RWE vorgelegt wurde.

(2) Jeder Vertragspartner kann von diesem Verschmelzungsvertrag mit sofortiger Wirkung zurücktreten und die von ihm gestellten Anträge zur Eintragung der Verschmelzung zum Handelsregister zurücknehmen, sofern die Verschmelzung nicht bis zum 31. Dezember 2002 in das Handelsregister von RWE eingetragen ist.

§ 8
Stichtagsänderung

(1) Falls die Verschmelzung nicht bis zu dem Tag der ordentlichen Hauptversammlung von RWE, die über die Verwendung des Bilanzgewinns für das Geschäftsjahr 2002 beschließt, in das Handelsregister von RWE eingetragen wird, gelten

- abweichend von § 1 Absatz 2 der 14. Juni 2003 als Stichtag der Schlussbilanz,
- abweichend von § 1 Absatz 3 der Ablauf des 14. Juni 2003 als Stichtag für die Übernahme des Vermögens und der Beginn des 15. Juni 2003 als Stichtag für den Wechsel der Rechnungslegung, und
- abweichend von § 2 Absatz 2 der 1. Januar 2003 als Beginn der Gewinnberechtigung.

(2) Bei einer weiteren Verzögerung der Eintragung der Verschmelzung über den Tag der nächstfolgenden ordentlichen Hauptversammlung von RWE hinaus verschieben sich die in Absatz 1 genannten neuen Stichtage und der Beginn der Gewinnberechtigung jeweils entsprechend der vorstehenden Regelung um ein Jahr.

(3) Auch bei einer Stichtagsänderung nach Absatz 1 bleibt Maßstab für eine etwaige Abweichung der Schlussbilanz im Sinne von § 7 Absatz 1 die diesem Vertrag als Anlage 2 beigefügte Plan-Schlussbilanz von Quarta zum 14. Juni 2002.

§ 9
Geschäftsführung nach Abschluss des Verschmelzungsvertrags

Ab dem Verschmelzungsstichtag darf Quarta nur noch mit Einwilligung von RWE über ihre Vermögensgegenstände verfügen oder neue Vermögensgegenstände erwerben.

§ 10
Wirksamwerden

Die Hauptversammlung von RWE und die Gesellschafterversammlung von Quarta haben diesem Verschmelzungsvertrag mit den erforderlichen Mehrheiten zugestimmt. Die Verschmelzung wird wirksam mit der Eintragung der Verschmelzung in das Handelsregister von RWE, nachdem sie zuvor in das Handelsregister von Quarta eingetragen worden ist.

Anlage 1 zum Verschmelzungsvertrag

Freistellungsvereinbarung

zwischen

1. der ALLIANZ Lebensversicherungs-AG, Stuttgart,
   - „Allianz Leben" -

2. der AZ-Quarta Beteiligungsgesellschaft mbH & Co. KG, München,
   - „AZ" -

3. der DKV Deutsche Krankenversicherung AG, Köln/Berlin,
   - „DKV" -

4. der Hamburg-Mannheimer-Versicherungs-AG, Hamburg,
   - „Hamburg-Mannheimer" -

5. der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, München,
   - „Münchener Rück" -

- die Parteien zu 1. bis 5. nachfolgend gemeinsam die „Quarta-Gesellschafter" -

6. der ALLIANZ Versicherungs-AG, München,
   - „Allianz" -

einerseits

und

7. der RWE Aktiengesellschaft, Essen,
   - „RWE" -

andererseits

Präambel

1. Die Quarta-Vermögensverwaltungsgesellschaft mbH („Quarta") mit Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HR B 77070 hält 57.000.470 Stück Stammaktien und damit rd. 10 % des Grundkapitals von RWE.

2. Das Stammkapital von Quarta beträgt DM 233.716.500. Hiervon halten derzeit

   - Allianz Leben einen stimmberechtigten Geschäftsanteil im Nennbetrag von DM 37.660.000 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 18.639.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 56.299.000 oder 24,09 % des Stammkapitals von Quarta;

   - AZ drei stimmberechtigte Geschäftsanteile im Nennbetrag von DM 32.400, DM 32.981.000 und DM 9.905.000 und zwei stimmrechtslose Geschäftsanteile im Nennbetrag von DM 18.967.000 und DM 15.445.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 77.330.400 oder 33,09 % des Stammkapitals von Quarta;

   - DKV einen stimmberechtigten Geschäftsanteil im Nennbetrag von DM 5.750.000 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 18.250.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 24.000.000 oder 10,27 % des Stammkapitals von Quarta;

   - Hamburg-Mannheimer einen stimmberechtigten Geschäftsanteil im Nennbetrag von DM 15.800.000 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 30.700.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 46.500.000 oder 19,89 % des Stammkapitals von Quarta;

- Münchener Rück zwei stimmberechtigte Geschäftsanteile im Nennbetrag von DM 21.600 und DM 14.345.500 und einen stimmrechtslosen Geschäftsanteil im Nennbetrag von DM 15.220.000, d.h. Geschäftsanteile in einem Gesamtnennbetrag von DM 29.587.100 oder 12,66 % des Stammkapitals von Quarta.

3. Die Parteien beabsichtigen, Quarta auf RWE zu verschmelzen. Der Quarta-Geschäftsanteil von AZ soll vor dem Wirksamwerden der Verschmelzung auf Allianz übergehen.

4. Um etwaige Risiken, Kosten und Nachteile für RWE und ihre Aktionäre auszuschließen, schließen die Parteien nachfolgende Freistellungsvereinbarung.

§ 1
Freistellungsverpflichtung

(1) Die Quarta-Gesellschafter verpflichten sich unwiderruflich, RWE zeitlich und sachlich unbeschränkt von allen Kosten und etwaigen wirtschaftlichen Nachteilen – einschließlich solcher, die aus einer Veränderung des steuerlichen Einlagenkontos oder der fortgeführten Endbestände des verwendbaren Eigenkapitals für RWE und ihre Aktionäre resultieren – aus oder im Zusammenhang mit der Verschmelzung von Quarta auf RWE freizustellen.

(2) Die Quarta-Gesellschafter verpflichten sich weiterhin unwiderruflich, auch für den Fall, dass die Verschmelzung nicht wirksam wird, RWE zeitlich und sachlich unbeschränkt von allen Kosten und etwaigen wirtschaftlichen Nachteilen aus oder im Zusammenhang mit der Vorbereitung dieser Verschmelzung freizustellen.

§ 2
Haftung

(1) Die Quarta-Gesellschafter haften für sämtliche Verpflichtungen aus dieser Freistellungsvereinbarung als Gesamtschuldner.

(2) Zur Geltendmachung von Ansprüchen aus dieser Freistellungsvereinbarung ist es erforderlich, aber auch ausreichend, dass RWE den jeweiligen Anspruch gegenüber einem der Quarta-Gesellschafter schriftlich und unter Angabe des Sachverhalts beziffert. Die entsprechende Freistellungsleistung der Quarta-Gesellschafter ist 14 Tage nach Zugang des vorgenannten Anspruchsschreibens bei einem der Quarta-Gesellschafter fällig.

(3) Allianz tritt den Verpflichtungen von AZ aus dieser Vereinbarung unwiderruflich und unbeschränkt bei.

§ 3
Betriebsprüfung

(1) Sofern aus einer Betriebsprüfung oder aus einer sonstigen Änderung von Steuerbescheiden von Quarta für die Zeit bis zum Wirksamwerden der Verschmelzung von Quarta auf RWE Steuernachzahlungen resultieren, übernehmen die Quarta-Gesellschafter diese Steuernachzahlungen und steuerliche Nebenleistungen und stellen RWE von allen etwaigen weiteren wirtschaftlichen Nachteilen entsprechend der Freistellungsverpflichtung in § 1 dieser Vereinbarung frei.

(2) Ergeben sich aus der in Absatz 1 genannten Betriebsprüfung Steuererstattungen, so stehen diese – gegebenenfalls nach Verrechnung mit einem Freistellungsanspruch nach diesem Vertrag – den Quarta-Gesellschaftern entsprechend ihrer derzeitigen Anteilsquoten an Quarta zu.

§ 4
Verschiedenes

(1) Änderungen dieser Vereinbarung, einschließlich dieses § 4 Absatz 1, bedürfen der notariellen Form.

(2) Ausschließlicher Gerichtsstand für sämtliche Streitigkeiten aus oder im Zusammenhang mit dieser Freistellungsvereinbarung ist Essen.

(3) Sollte eine Bestimmung dieses Vertrages unwirksam oder undurchführbar sein, so wird hierdurch die Gültigkeit dieses Vertrages im übrigen nicht berührt. Die Parteien sind verpflichtet zusammenzuwirken, um die unwirksame oder undurchführbare Bestimmung durch eine wirksame oder durchführbare Bestimmung zu ersetzen, die dem wirtschaftlichen Ergebnis der unwirksamen oder undurchführbaren Bestimmung möglichst nahekommt. Entsprechendes gilt für etwaige Lücken des Vertrages.

(4) Die Kosten dieser Vereinbarung (einschließlich ihrer Beurkundung) tragen die Quarta-Gesellschafter.

Anlage 2 zum Verschmelzungsvertrag

Plan-Schlussbilanz Quarta zum 14.06.2002

AKTIVA	T€
Anlagevermögen	
Finanzanlagen	709.281,1
Umlaufvermögen	
Forderung GewSt.	78,0
Liquide Mittel	10.192,3
Bilanzsumme	**719.551,4**

PASSIVA	T€
Eigenkapital	
Gezeichnetes Kapital	119.497,3
Kapitalrücklage	589.783,7
Bilanzgewinn	0,0
Rückstellungen	
RSt. KSt. 2002	102,2
RSt. SolZ 2002	5,6
So. Rückstellungen	75,0
Verbindlichkeiten	
KESt.	9.561,7
SolZ	525,9
Bilanzsumme	**719.551,4**

Vorstand und Aufsichtsrat schlagen vor, dem Verschmelzungsvertrag zuzustimmen.

Der Entwurf des Verschmelzungsvertrags wurde vor der Einberufung der Hauptversammlung zum Handelsregister der RWE Aktiengesellschaft eingereicht. Die Gesellschaft hat eine Broschüre erstellt, in der folgende Dokumente abgedruckt sind:

- Der Entwurf des Verschmelzungsvertrags,
- der gemeinsame Verschmelzungsbericht des Vorstands der RWE Aktiengesellschaft, Essen, und der Geschäftsführer der Quarta-Vermögensverwaltungsgesellschaft mbH, München,
- der Prüfungsbericht des vom Vorstand der RWE Aktiengesellschaft bestellten Verschmelzungsprüfers, der BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hamburg,
- die Jahresabschlüsse der Quarta-Vermögensverwaltungsgesellschaft mbH für die letzten drei Geschäftsjahre.

Diese Unterlagen sowie die Jahresabschlüsse und die Lageberichte der RWE Aktiengesellschaft (früher firmierend unter RWE Aktiengesellschaft für Beteiligungen bzw. RWE Gesellschaft für Beteiligungen mbH) für das Rumpfgeschäftsjahr vom 20. Dezember 1999 bis zum 30. Juni 2000, das Rumpfgeschäftsjahr vom 1. Juli 2000 bis zum 31. Dezember 2000 und das Geschäftsjahr 2001 liegen von der Einberufung der Hauptversammlung an in den Geschäftsräumen unserer Gesellschaft zur Einsichtnahme durch die Aktionäre aus. Diese Unterlagen werden auch in der Hauptversammlung ausgelegt. Auf Verlangen wird jedem Aktionär unverzüglich und kostenlos eine Abschrift dieser Unterlagen, die auch im Internet (www.rwe.com) verfügbar sind, erteilt.

Der Vorstand ist nach §§ 125 ff. AktG zur Mitteilung etwaiger Anträge und Wahlvorschläge von Aktionären nur dann verpflichtet, wenn diese ihre Aktionärseigenschaft rechtzeitig nachweisen.

Teilnahme an der Hauptversammlung

Zur Teilnahme an der Hauptversammlung sind die Inhaber der Stammaktien und der Vorzugsaktien ohne Stimmrecht berechtigt, die ihre Aktien spätestens am 31. Mai 2002 bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer der nachstehenden Banken bis zum Schluss der Hauptversammlung hinterlegen:

Deutsche Bank AG
Dresdner Bank AG
Westdeutsche Landesbank Girozentrale
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
National-Bank AG
Norddeutsche Landesbank Girozentrale.

In der Schweiz können die Aktien bei folgenden Banken hinterlegt werden:

Credit Suisse First Boston
UBS AG.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei einem anderen Kreditinstitut bis zum Ende der Hauptversammlung gesperrt werden.

Im Fall der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank ist die Bescheinigung über die erfolgte Hinterlegung spätestens am Tag nach Ablauf der Hinterlegungsfrist bei der Gesellschaft einzureichen.

Als besonderen Service bieten wir unseren Aktionären an, sich durch einen von der Gesellschaft benannten Stimmrechtsvertreter bei den Abstimmungen vertreten zu lassen. Diesem Stimmrechtsvertreter müssen dazu eine Vollmacht und Weisungen für die Ausübung des Stimmrechts erteilt werden. Der Stimmrechtsvertreter ist verpflichtet, weisungsgemäß abzustimmen.

Vor der Hauptversammlung können Vollmacht und Stimmrechtsweisungen an den von der Gesellschaft benannten Stimmrechtsvertreter nur über das Internet und nur unter Verwendung der hierfür vorgesehenen Formulare, die im Internet unter www.rwe.com abgerufen werden können, erteilt werden. Vollmacht und Weisungen müssen bis spätestens zum 2. Juni 2002, 24.00 Uhr, erteilt sein; die Weisungen können bis zum 5. Juni 2002, 18.00 Uhr, geändert werden. Die weiteren Einzelheiten zu diesem Verfahren, insbesondere die zu beachtenden technischen Voraussetzungen und Verfahrensschritte, können im Internet unter der obigen Adresse abgerufen werden.

Auch im Fall einer Bevollmächtigung des von der Gesellschaft benannten Stimmrechtsvertreters ist eine fristgerechte Hinterlegung der Aktien nach den vorstehenden Bestimmungen erforderlich. Alle bisher zulässigen Formen der Teilnahme und Vertretung, insbesondere die persönliche Teilnahme oder die Teilnahme durch einen Vertreter, namentlich durch ein Kreditinstitut oder eine Vereinigung von Aktionären, werden durch dieses Angebot zur Stimmrechtsausübung selbstverständlich nicht berührt und bleiben nach wie vor in vollem Umfang möglich.

Essen, 16. April 2002

Mit freundlichen Grüßen

RWE Aktiengesellschaft
Der Vorstand

Die Einladung zur Hauptversammlung ist im Bundesanzeiger Nr. 71 vom 16. April 2002 bekannt gemacht. Diese Einladung und die ab Einberufung ausliegenden Unterlagen können auch im Internet unter www.rwe.com eingesehen werden.